SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 7,413,679
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 3,121,188
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 785,867
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 7,119,748
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Johnny D. Randel
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 1,534,626
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 4,458,726
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Mark Maruszewski
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 4,500,393
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 5,552,248
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Bradley
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 4,472,106
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person David Jeffrey
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 4,152,532
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 85914M107

(1)	Name of Reporting Person Darren Friedman
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 53,157,491
	(9)	Sole Dispositive Power 1,507,622
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,157,491
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Johnny D. Randel, Michael I. McCabe, Mark Maruszewski, Thomas Keck, Thomas Bradley, David Jeffrey and Darren Friedman. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee (as defined below). In addition, Messrs. Brem, Fernandez, McCabe, Maruszewski, Keck, Bradley and Jeffrey are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP (the “Partnership”).

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions (the “Reorganization”). The Issuer entered into an exchange agreement with the direct partners of the Partnership that entitled those partners (and certain permitted transferees thereof) to exchange their Class B Units in the Partnership together with an equal number of shares of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”), for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash.

Concurrently with the closing of the Issuer’s IPO and the Reorganization, certain of the Class B stockholders entered into a stockholders agreement (the “Stockholders Agreement”) with respect to all shares of Class A Common Stock and Class B Common Stock held by them. The Stockholders Agreement provides for the establishment of a Class B Committee selected from time to time by the parties to that agreement (the “Class B Committee”). The Reporting Persons constitute the initial members of the Class B Committee. Pursuant to the Stockholders Agreement, these Class B stockholders agree to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee on any matter submitted to the Issuer’s common stockholders for a vote. The Reporting Persons may be deemed to have beneficial ownership over 53,157,491 shares of voting stock held by stockholders party to the Stockholders Agreement.

The Issuer’s Class A Common Stock and Class B Common Stock vote together as a single class on substantially all matters submitted to our stockholders for approval. The Class A Common Stock carries one vote per share, and the Class B Common Stock currently carries five votes per share. The Issuer’s certificate of incorporation contemplates a “Sunset” becoming effective upon the earliest to occur of September 18, 2025 or one of a series of enumerated events or transactions involving certain Reporting Persons. After a Sunset becomes effective, the Class B Common Stock will carry one vote per share, and the Stockholders Agreement will terminate.

As of the date of this filing, the members of the Class B Committee collectively hold, directly or indirectly, approximately 62.2% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 74.0% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee are expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a)	As of the date of this statement:

(i)	Monte M. Brem beneficially owns 7,413,679 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;

(ii)

Scott W. Hart beneficially owns 3,121,188 shares of Class A Common Stock as the direct holder of 13,380 shares of Class A Common Stock and the beneficial owner of 3,107,808 Class B Units owned by a family trust;

(iii)	Jason Ment beneficially owns 785,867 shares of Class A Common Stock as the direct holder of 4,460 shares of Class A Common Stock and the direct holder of 781,407 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 7,119,748 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 5,855,328 Class B Units owned by a family trust and the beneficial owner of 1,255,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)	Johnny D. Randel beneficially owns 1,534,626 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;

(vi)

Michael I. McCabe beneficially owns 4,458,726 shares of Class A Common Stock as the direct holder of 2,838,726 Class B Units and as the beneficial owner of 1,620,000 Class B Units owned by a family trust, for which Mr. McCabe’s wife has sole voting power;

(vii)

Mark Maruszewski beneficially owns 4,500,393 shares of Class A Common Stock as the direct holder of 41,667 shares of Class A Common Stock, the direct holder of 3,881,601 Class B Units and the beneficial owner of 577,125 Class B Units owned by Sconset Union Capital, LLC;

(viii)

Thomas Keck beneficially owns 5,552,248 shares of Class A Common Stock as the direct holder of 55,750 shares of Class A Common Stock, the beneficial owner of 4,397,166 Class B Units owned by a family trust, in which Mr. Keck shares voting power with his wife, and the beneficial owner of 1,099,332 Class B Units owned by Cresta Capital, LLC;

(ix)

Thomas Bradley beneficially owns 4,472,106 shares of Class A Common Stock as the direct holder of 13,380 shares of Class A Common Stock, the direct holder of 3,779,784 Class B Units and the beneficial owner of 678,942 Class B Units owned by Aftermath LLC;

(x)	David Jeffrey beneficially owns 4,152,532 shares of Class A Common Stock as the direct holder of 40,000 shares of Class A Common Stock and the direct holder of 4,112,532 Class B Units;

(xi)	Darren Friedman beneficially owns 1,507,622 shares of Class A Common Stock as the direct holder of 44,600 shares of Class A Common Stock and the direct holder of 1,463,022 Class B Units; and

(xii)

The Reporting Persons collectively beneficially own 53,157,491 shares of voting stock held by Class B stockholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

(b)	The business address of each of the Reporting Persons is c/o StepStone Group Inc., 450 Lexington Avenue, 31st Floor, New York, NY 10017.

(c)	Certain of the Reporting Persons hold positions at the Issuer and the Partnership as their principal occupation.

Name	Principal Occupation (at Issuer unless otherwise noted)
Monte M. Brem	Chairman and Co-Chief Executive Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Scott W. Hart	Co-Chief Executive Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Jason P. Ment	President and Co-Chief Operating Officer of the Issuer and the Partnership and Partner of the Partnership
Jose A. Fernandez	Co-Chief Operating Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Johnny D. Randel	Chief Financial Officer of the Issuer and the Partnership and Partner of the Partnership
Michael I. McCabe	Head of Strategy of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Mark Maruszewski	Director of the Issuer and Partner of the Partnership
Thomas Keck	Director of the Issuer and Partner of the Partnership
Thomas Bradley	Partner of the Partnership
David Jeffrey	Partner of the Partnership
Darren Friedman	Partner of the Partnership

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each natural person identified in this Item 2 is a citizen of the United States, other than Mr. Jeffrey, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an exchange agreement with the direct partners of the Partnership that entitled those partners (and certain permitted transferees thereof) to exchange their Class B Units in the Partnership together with an equal number of shares of the Issuer’s Class B Common Stock for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, Class B Common Stock and the Class B Units for investment purposes.

Each of the Reporting Persons have entered into lock-up agreements pursuant to which they have agreed that, prior to March 15, 2021, they will not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock, as well as any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4. In addition, because certain of the Reporting Persons are members of the Board of Directors of the Issuer, such Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. Each of the Reporting Persons who are members of the Board of Directors of the Issuer disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 53,157,491 shares of voting stock held by Class B stockholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 64.5% of Class A Common Stock outstanding (assuming that the 52,784,395 Class B Units subject to the Stockholders Agreement are exchanged), which has been omitted from the table below.

The percentages below are (i) based on 29,237,500 shares of Class A Common Stock outstanding after the IPO and (ii) assume that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Number of Securities Sold in Past 60 Days(2)
Monte M. Brem	7,413,679	20.2%	3,578,426
Scott W. Hart	3,121,188	9.6%	—
Jason P. Ment	785,867	2.6%	—
Jose A. Fernandez	7,119,748	19.6%	—
Johnny D. Randel	1,534,626	5.0%	—
Michael I. McCabe	4,458,726	13.2%	—
Mark Maruszewski	4,500,393	13.3%	—
Thomas Keck	5,552,248	16.0%	—
Thomas Bradley	4,472,106	13.3%	—
David Jeffrey	4,152,532	12.4%	—
Darren Friedman	1,507,622	4.9%	—
Total for Group	44,618,735	60.4%	3,578,426

(1)

Based on 29,237,500 shares of Class A Common Stock issued and outstanding upon the closing of the Issuer’s IPO, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units.

(2)	Sales by Mr. Brem to the Issuer in connection with the IPO are reported as direct sales for purposes of this column. See Item 5(c) below.

(c) On September 18, 2020, the Issuer used a portion of the proceeds from the IPO to purchase shares of Class B Common Stock and Class B Units in the Partnership, including those indicated above, in the quantities set forth in the table above, at a price equivalent to $16.785 for one share of Class B Common Stock and one Class B Unit.

(d) Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing partners of the Partnership, including certain of the Reporting Persons, obtained beneficial ownership of Class B Units in the Partnership together with an equal number of shares of the Issuer’s Class B Common Stock.

Pursuant to the Eighth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of September 18, 2020 (the “Partnership Operating Agreement”) and the exchange agreement described above, the Reporting Persons may exchange their Class B Units for shares of Class A Common Stock on a one-for-one basis, or at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein. When a Class B Unit is exchanged for a share of Class A Common Stock, the corresponding share of the Issuer’s Class B Common Stock will be automatically redeemed and cancelled. When a Class B Unit is surrendered for exchange, it will not be available for reissuance by the Issuer.

The exchange agreement contains certain timing and volume limitations on exchanges of units held by the Issuer’s senior employees and certain large Class B stockholders, including the Reporting Persons: no exchanges will be permitted until after the first anniversary of the closing date of the IPO, and then exchanges may not exceed one-third of their original holdings prior to the second anniversary of the closing and two-thirds of their original holdings prior to the third anniversary. After the third anniversary of the closing date, these limitations expire. Under the exchange agreement, the Board of Directors of the Issuer may waive these limitations in its discretion.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain large institutional Class A stockholders and certain Class B stockholders, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the Class B Units. The registration rights agreement also provides for customary piggyback rights.

Each of the Reporting Persons have entered into lock-up agreements pursuant to which they have agreed that, prior to March 15, 2021, they will not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock, as well as any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

The Issuer entered into a tax receivable agreement with certain continuing partners of the Partnership effective as of the closing of the IPO that provides for the payment by the Issuer to certain continuing partners of the Partnership of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of partnership units in the Partnership.

In connection with the IPO, the Reporting Persons and other Class B stockholders entered into a stockholders agreement pursuant to which they agreed to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee on any matter submitted to the Issuer’s common stockholders for a vote. Under the stockholders agreement, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to the Chair and Secretary of the Class B Committee to vote such Reporting Person’s shares of Class A and Class B Common Stock.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the form of lock-up agreement, the Partnership Operating Agreement, the tax receivable agreement, the exchange agreement, the registration rights agreement and the stockholders agreement, filed herewith as Exhibits 2, 3, 4, 5, 6 and 7 respectively and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2.	Form of Lock-Up Agreement.

3.	Eighth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

6.	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

7.	Stockholders Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

24.1	Power of Attorney for Monte M. Brem

24.2	Power of Attorney for Scott W. Hart

24.3	Power of Attorney for Jason P. Ment

24.4	Power of Attorney for Jose A. Fernandez

24.5	Power of Attorney for Johnny D. Randel

24.6	Power of Attorney for the Michael I. McCabe

24.7	Power of Attorney for Mark Maruszewski

24.8	Power of Attorney for Thomas Keck

24.9	Power of Attorney for Thomas Bradley

24.10	Power of Attorney for David Jeffrey

24.11	Power of Attorney for Darren Friedman

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2020

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Johnny D. Randel

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

7.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Mark Maruszewski

8.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck

9.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Bradley

10.	/s/ Jennifer Ishiguro, Attorney-in-Fact
David Jeffrey

11.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Darren Friedman